Exhibit 10.1

August 3, 2007

US Energy Systems, Inc.

750 Lexington Avenue (15th Floor)

New York, NY 10022

Attention: Mr. Richard Nevins, Interim Chief Executive Officer

Dear Mr. Nevins:

On behalf of Silver Point Finance, LLC (“SPF”), we are pleased to submit this Letter of Intent (“LOI”) to acquire, in an all-cash acquisition (the “Equity Acquisition”), 100% of the common stock of U.S. Energy Biogas Corp. (“USEB”) for a purchase price payable to U.S. Energy Systems, Inc. (“USEY”), equal to $9.0 million. For avoidance of doubt, USEY shall bear the costs of its own transaction fees in connection with the Equity Acquisition and SPF shall bear its own costs in connection with the Equity Acquisition. In order to move as expeditiously as possible, we are willing to consider other alternatives to provide USEY with funds equivalent to the cash purchase price prior to the Equity Acquisition. We assume that the current USEB debt facility and all material contracts at USEB remain in effect and the business, operations and financial practices of USEB will otherwise be operated only in the ordinary course until consummation of the Equity Acquisition.

Additionally, SPF understands that U.S. Energy Overseas Investments LLC (“USEO”) would like to increase availability under its Credit and Guaranty Agreement dated August 7, 2006 (the “USEO Credit and Guaranty Agreement”). We are amenable to this and in that regard would be willing to consider an increase to this facility of $8.0 million (the “Debt Financing” and together with the Equity Acquisition, the “Transaction”), of which $2.0 million will be funded on the effective date of the Debt Financing and $6.0 million will be available subject to the approval of SPF. Each funding of this additional availability will be net of a fee equal to 3% of the amount so funded. Finally, in connection with the Transaction, SPF would be willing to waive (i) the required prepayment provisions under the current debt facility at USEO and (ii) its put option under Section 5.2 of the Conveyance of Net Profits Interests dated May 31, 2007. In light of the current financial and liquidity position of USEY and its subsidiaries, each of the Debt Financing and the Equity Acquisition is conditioned on the completion of the other due to SPF’s view that only a comprehensive solution is appropriate at this time.

The use of proceeds from the Transaction will be used in the following manner: (i) proceeds from the Equity Acquisition ($9.0 million) will used by USEY to (a) satisfy USEY’s obligations pursuant to Section 2.1.2 of the Equity Support Agreement and (b) satisfy USEY’s obligation pursuant to Section 3 of the Amendment No. 1 and Waiver to the First Lien Credit Agreement, with the remainder of such proceeds (after satisfying (a) and (b) above) being retained by USEY for working capital needs, including the payment of amounts (whether by capital contribution or otherwise) sufficient to permit the posting of additional collateral required, as of the date hereof, by RGS Energy Limited under the Carbon Hedge with Credit Suisse Energy; (ii) the $2.0 million of proceeds funded upon the effective date of the Debt Financing shall be available for use at USEO’s discretion including, without limitation, to (A) pay dividends to USEY under the condition that UK Energy Systems Ltd. (“UKES”) is current with respect to all operating costs or (B) make contributions to UKES or GBGH or its subsidiaries; and (iii) the remainder of Debt Financing (i.e. $6 million) can be drawn with the approval of SPF to fund seismic, capital expenditure and/or working capital needs at UKES or its subsidiaries.

Upon the effective date of the Transaction, the USEO Credit and Guaranty Agreement would be amended to provide that the Applicable Margin (as defined therein) with respect to LIBOR rate loans would increase to 9.50%.

We have conducted extensive business due diligence to date and are prepared to move expeditiously with our further discussions and any remaining diligence. Prior to entering into any definitive and binding documentation with respect to the Transaction, SPF will need to conduct limited confirmatory business diligence. Additionally, SPF will need to conduct standard legal, regulatory, accounting, and tax due diligence, this diligence will be confirmatory with respect to areas covered in SPF’s diligence process for the $80.0 million financing, funded on May 31, 2007 (the “USEB Facility”) in conjunction with USEB’s exit from bankruptcy. Areas of legal, regulatory, accounting and tax diligence due diligence that were not covered during the exit financing diligence process will require satisfactory completion.

In the event that at any time prior to October 31, 2007 (the “Applicable Period”), USEY or USEB, or USEO or any of their respective affiliates directly or indirectly shall have entered into any agreement or arrangement, or shall have accepted any proposal or indication of interest from a third party, in each case relating to (i) any direct or indirect acquisition or purchase (including any single or multiple-step transaction) of any of the assets or capital stock of USEB or any of USEB’s subsidiaries, or any merger, consolidation, plan of arrangement, amalgamation, business combination, recapitalization, reorganization, dissolution or similar transaction involving USEB or any of USEB’s subsidiaries or (ii) an alternative financing (debt or equity, other than a debt or equity offering by USEY or by USEY’s subsidiaries solely with respect to USEY’s UK assets) to the Debt Financing (any of the events in clause (i) or (ii), an “Alternative Transaction”), USEY shall (A) promptly reimburse SPF for all of its out-of-pocket expenses (including, without limitation, the reasonable fees, charges, disbursements and expenses of financial advisors, accountants, consultants, experts, financing sources, attorneys and other advisors to SPF and its affiliates) incurred by SPF and its affiliates in connection with the proposed Transaction including reasonable fees and expenses incurred in connection with the potential financing thereof (the “Transaction Expenses”) and (B) pay to SPF upon consummation of an Alternative Transaction a fee equal to $3.5 million (which amount is in addition to any other amount paid or payable hereunder or otherwise) (the “Transaction Fee”). Without duplication of the foregoing, in the event that during the Applicable Period USEY or USEO or any of their respective affiliates directly or indirectly shall have entered into any agreement or arrangement, or shall have accepted any proposal or indication of interest from a third party, in each case relating to an alternative financing (debt or equity) to the Debt Financing, USEY shall promptly reimburse SPF for all of its out-of-pocket expenses (including, without limitation, the reasonable fees, charges, disbursements and expenses of financial advisors, accountants, consultants, experts, financing sources, attorneys and other advisors to SPF and its affiliates) incurred by SPF and its affiliates in connection with the proposed Transaction including reasonable fees and expenses incurred in connection with the potential financing thereof. If, at any time during the Applicable Period, SPF has notified USEY in writing that it is no longer interested in pursuing the Equity Acquisition, then no payment of a Transaction Fee or Transaction Expenses shall be payable to SPF under this LOI.

USEY will promptly notify SPF of the taking of any action or the occurrence of any event which could give rise under this LOI to the payment to SPF of Transaction Expenses or a Transaction Fee. Reimbursement of Transaction Expenses shall be paid promptly upon the submission by SPF to USEY of an invoice for such Transaction Expenses. Payment of any Transaction Fee shall be paid concurrently with the consummation of any Alternative Transaction and USEY agrees not to, and to cause it affiliates not to, consummate an Alternative Transaction unless such Transaction Fee is paid prior to or concurrently with the consummation of such Alternative Transaction. USEY acknowledges that the agreements with respect to the payment of Transaction Expenses and a Transaction Fee are an integral part of this LOI and that, without these agreements, SPF would not deliver and enter into this LOI. Accordingly, if USEY fails to pay any amount due pursuant to these agreements and SPF makes a claim for any such payment that results in a final judgment, then USEY shall also pay to SPF its out-of-pocket expenses incurred in connection with making such claim.

In addition, during the Applicable Period, (x) USEY shall promptly advise SPF if a proposal, offer or indication of interest with respect to an Alternative Transaction is made, shall promptly inform SPF of all the terms and conditions thereof, and shall furnish to SPF copies of any such written proposal, offer or indication of interest and copies of all written correspondence or written materials related thereto (it being understood that USEY shall not be required to take any action pursuant to this provision that would violate any pre-existing confidentiality obligation enforceable against USEY) and (y) USEY shall not, and shall cause USEB not to, waive any provisions of any “standstill” or similar agreements between USEY or USEB and any party.

No party shall be bound in any way in connection with the transactions contemplated hereby (other than the provisions regarding the payment of Transaction Expenses or a Transaction Fee, the provisions of the immediately preceding paragraph and the indemnification provisions provided below) until the parties execute definitive agreements and then shall be bound only in accordance with the terms of such definitive agreements. Our interest is conditioned upon satisfactory completion of diligence and receipt of internal approvals. We look forward to speaking with you further about our interest.

USEY agrees to indemnify and hold harmless SPF, and each of its affiliates and each of its respective officers, directors, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to this LOI or the transactions contemplated hereby, irrespective of whether the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability, or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. USEY further agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to USEY (or any party claiming any right through or on behalf of USEY) for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages.

Each of the parties hereto hereby agrees that irreparable damage would occur in the event that any of the provisions of this LOI were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

No modification of this LOI or waiver of the terms and conditions hereof shall be binding upon either party hereto, unless approved in writing by each such party.

This LOI shall be governed by and construed in accordance with the laws of the State of New York.

EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS LOI.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and returning it to us at or before 5:00 p.m. (Eastern Time) on August 3, 2007. If you elect to deliver this letter by fax, please contact us for a fax number and arrange for the executed original to follow by next-day courier.

Very truly yours,

SILVER POINT FINANCE, LLC

By:	/s/ Frederick H. Fogel
Title:	Authorized Signatory

ACCEPTED AND AGREED TO this 3rd day of August, 2007

U.S. ENERGY SYSTEMS, INC.

By:	/s/ Richard Nevins
Title:	Interim Chief Executive Officer